United States
Securities and Exchange Commission
Washington, DC  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

Unitrode Corporation
COMMON STOCK
913283107
(CUSIP Number)

Check the following box if a fee is being paid with this statement ___.
(A fee is not required only if the filing person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


REGULATION OF INVESTMENT ADVISERS

CUSIP No. 913283107		13G/A		PAGE 2 OF 3 PAGES

1.  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	Wilke/Thompson Capital Management, Inc.
	41-1588719
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          N/A			(a)____
       				(b)____
3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
	Minneapolis, Minnesota
NUMBER OF	5.  SOLE VOTING POWER
SHARES			0
BENEFICIALLY 	6.  SHARED VOTING POWER
OWNED BY		N/A
EACH		7.  SOLE DISPOSITIVE POWER
REPORTING		0
PERSON 		8.  SHARED DISPOSITIVE POWER
WITH			N/A
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	0
10. CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
	N/A
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	0.00%
12. TYPE OF REPORTING PERSON
	IA

Schedule 13G/A					PAGE 3 OF 3 PAGES
Item 1.
	(a) Unitrode Corporation
	(b) 7 Continental Blvd.  Merrimack, NH  03054
Item 2.
	(a)  Wilke/Thompson Capital Management, Inc.
	(b)  2950 Norwest Center, 90 S. 7th St., Minneapolis, MN  55402
	(c)  USA
	(d)  Common Stock
	(e)  913283107
Item 3.
	Investment Adviser registered under Section 203 of the Investment
	Advisers Act of 1940.
Item 4.
	(a)  0 shares of common stock
	(b)  0.00% of total shares of common stock outstanding
	(c)  (i) sole power to vote or to direct the vote for common stock
	     (iii) sole power to dispose or to direct the disposition of common stock
Item 5.
	N/A
Item 6.
	N/A
Item 7.
	N/A
Item 8.
	N/A
Item 9.
	N/A
Item 10.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

February 9, 1999
Date
/s/ Mark A. Thompson
Signature
Mark A. Thompson/Chief Investment Officer
Name/Title